SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                SCHEDULE 13D
                  Under the Securities Exchange Act of 1934

                             (AMENDMENT NO. 10)

                     AMPAL - AMERICAN ISRAEL CORPORATION
                         --------------------------
                              (Name of Issuer)

                  Class A Stock, par value $1.00 per share
                         --------------------------
                       (Title of Class and Securities)

                                 032015 10 9
                         --------------------------
                    (CUSIP Number of Class of Securities)

                         Kenneth L. Henderson, Esq.
               Robinson Silverman Pearce Aronsohn & Berman LLP
                         1290 Avenue of the Americas
                          New York, New York  10104
                               (212) 541-2000

                         --------------------------
          (Name, Address and Telephone Number of Person Authorized
                   to Receive Notices and Communications)

                               January 5, 1999
                         --------------------------
                        (Date of Event which Requires
                          Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Statement because of Rule
13d-1(b)(3) or (4), check the following:     [ ]

Check the following box if a fee is being paid with this Statement:   [ ]

                                SCHEDULE 13D

CUSIP No. 032015-10-9
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1    NAMES OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     REBAR FINANCIAL CORP.
----------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  [ ]
                                                                 (b)  [ ]
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3    SEC USE ONLY
----------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     AF
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEM 2(d) or 2(e)                                             [ ]

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6    CITIZENSHIP OR PLACE OF ORGANIZATION

      BRITISH VIRGIN ISLANDS
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               7    SOLE VOTING POWER

                    11,070,712
NUMBER OF      --------------------------------------------------------------
SHARES         8    SHARED VOTING POWER
BENEFICIALLY
OWNED BY            0
EACH           --------------------------------------------------------------
REPORTING      9    SOLE DISPOSITIVE POWER
PERSON WITH
                    11,070,712
               --------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     11,070,712
-----------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                  [ ]
-----------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     46.2%
----------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO
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
          This statement constitutes Amendment No. 10 to the Statement on
Schedule 13D (the "Schedule 13D") filed with the Securities and Exchange Commission by Rebar Financial Corp. ("Rebar") in connection with its beneficial ownership of shares of Class A Stock ("Class A Stock") of Ampal-American Israel Corporation, a New York corporation (the "Issuer"). Unless otherwise defined herein, capitalized terms used herein shall have the meanings set forth in the Schedule 13D.

Item 3.   Source and Amount of Funds or Other Consideration

          Item 3 is hereby amended and supplemented by adding the following:

          (b) Rebar used funds contributed by the Principals to make the open market purchases of the shares of Class A Stock reported herein.


Item 4.   Purpose of the Transaction

          This amendment is being filed to report the acquisition by Rebar of an additional 340,700 shares of the Issuer's Class A Stock, purchased since the filing of its most recent amendment to its Schedule 13D. The shares were acquired for investment purposes and in order to increase Rebar's equity stake in the Issuer. Other than as previously set forth in its Schedule 13D and amendments thereto, Rebar has no plans or proposals with respect to the Issuer's Class A Stock.

Item 5.   Interest in Securities of the Issuer.

          Item 5 of the Schedule 13D is hereby amended and supplemented by adding the following:

          (a) Based on 23,951,860 shares of Class A Stock of the Issuer outstanding at October 31, 1998 as set forth in the Issuer's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 1998, Rebar holds approximately 46.2% of the issued and outstanding Class A Stock of the Issuer.

          (c) Since the filing of its most recent amendment to its Schedule 13D, Rebar made the following purchases of Class A Stock in open market transactions:

Date                 No. Shares    Price per Share     Total Price
----                 ---------     ---------------     -----------

December 29, 1998         400            4.375           1,750.00
December 28, 1998       1,700            4.4302          7,531.34
December 24, 1998      10,500            4.50           47,250.00
December 23, 1998      14,300            4.5625         65,243.75
December 18, 1998      14,900            4.5336         67,550.64
December 17, 1998      82,400            4.625         381,100.00
December 16, 1998       5,000            4.625          23,125.00
December 15, 1998       4,600            4.6875         21,562.50
December 14, 1998      16,600            4.75           78,850.00
December 10, 1998     160,000            5.00          800,000.00
December 9, 1998        2,000            4.75            9,500.00
December 9, 1998       12,700            4.6284         58,780.68
December 8, 1998       10,700            4.7383         50,699.81
December 7, 1998        4,900            4.7499         23,274.51
TOTALS:               340,700                      $ 1,636,218.23


          After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

          REBAR FINANCIAL CORP.


          By:/s/ Raz Steinmetz
             ---------------------
          Name:   Raz Steinmetz
          Title:  President

Dated: January 5, 1999